Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(Full year for all periods except for three months March 31, 2008)

	Three
	months
	ended
	March 31,
	2008	2007	2006	2005	2004

Earnings:
Income before income taxes and cumulative effect of an accounting change	$39,670	$189,952	$161,317	$136,714	$100,966
Add: Fixed charges	5,535	21,969	21,699	20,233	11,988

Total Earnings, as defined	45,205	211,921	183,016	156,947	112,954

Fixed Charges
Interest Expense	2,377	9,663	9,516	8,116	308
Amortization of debt expense	492	1,969	1,969	1,671	—
Estimated interest portion on rental expense	2,666	10,337	10,214	10,446	11,680

Total Fixed Charges	5,535	21,969	21,699	20,233	11,988

Ratio of earnings to fixed charges	8.2	9.6	8.4	7.8	9.4